SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13G
_______________________

Under the Securities Exchange Act of 1934

(Amendment No.__)

WPX Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98212B103
(CUSIP Number)

May 6, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212B103	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TACONIC CAPITAL ADVISORS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 98212B103	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS TACONIC CAPITAL ADVISORS UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 98212B103	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 98212B103	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS TACONIC ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 98212B103	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98212B103	13G	Page 7 of 10 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is WPX Energy, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 3500 One Williams Center, Tulsa, Oklahoma 74172-0172.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Taconic Capital Advisors L.P. ("Taconic Advisors") ;

(ii)	Taconic Capital Advisors UK LLP ("Taconic Advisors UK");

(iii)	Taconic Capital Advisors (Hong Kong) Limited ("Taconic Advisors Hong Kong");

(iv)	Taconic Associates LLC ("Taconic Associates"); and

(vi)	Frank P. Brosens ("Mr. Brosens").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of Taconic Advisors, Taconic Associates and Mr. Brosens is c/o Taconic Capital Advisors L.P., 450 Park Avenue, 9th Floor, New York, NY 10022.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London, W1K 3HY United Kingdom.

The address of the principal business office of Taconic Advisors Hong Kong is Room 1801, 18th Floor, LHT Tower, No. 31 Queen's Road Central, Hong Kong, China.

CUSIP No. 98212B103	13G	Page 8 of 10 Pages

Item 2(c).	CITIZENSHIP:

Taconic Advisors is a limited partnership organized under the laws of Delaware.

Taconic Advisors UK is a limited liability partnership organized under the laws of England and Wales.

Taconic Advisors Hong Kong is a limited liability company organized under the laws of Hong Kong.

Taconic Associates is a limited liability company organized under the laws of Delaware.

Mr. Brosens is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

98212B103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 98212B103	13G	Page 9 of 10 Pages

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

Item 4.	OWNERSHIP.

A.	Taconic Advisors
	(a)	Amount beneficially owned: 12,000,000 shares of Common Stock
	(b)	Percent of Class: 5.9%. The percentages used herein and in the rest of the Schedule 13G are calculated based upon 202,150,303 shares of Common Stock outstanding, which reflects the number of shares of Common Stock outstanding, as of May 6, 2014, as reported in the Company's Quarterly Report on Form 10-Q filed on May 7, 2014.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 12,000,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 12,000,000 shares of Common Stock

B.	Taconic Advisors UK
	(a)	Amount beneficially owned: 12,000,000 shares of Common Stock
	(b)	Percent of Class: 5.9%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 12,000,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 12,000,000 shares of Common Stock

C.	Taconic Advisors Hong Kong
	(a)	Amount beneficially owned: 12,000,000 shares of Common Stock
	(b)	Percent of Class: 5.9%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 12,000,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 12,000,000 shares of Common Stock

D.	Taconic Associates
	(a)	Amount beneficially owned: 12,000,000 shares of Common Stock
	(b)	Percent of Class: 5.9%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 12,000,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 12,000,000 shares of Common Stock

CUSIP No. 98212B103	13G	Page 10 of 10 Pages

E.	Mr. Brosens
	(a)	Amount beneficially owned: 12,000,000 shares of Common Stock
	(b)	Percent of Class: 5.9%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 12,000,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 12,000,000 shares of Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 7, 2014

TACONIC CAPITAL ADVISORS L.P.

/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Principal

TACONIC CAPITAL ADVISORS UK LLP By: TACONIC CAPITAL SERVICES UK LIMITED, its managing manager
/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Principal

TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED By: TACONIC CAPITAL PERFORMANCE PARTNERS LLC, its director

/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

TACONIC ASSOCIATES LLC
/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

/s/ Frank P. Brosens
Frank P. Brosens